Protective Life Insurance Company

Post Office Box 2606

Birmingham, AL 35202

205-268-1000

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

October 5, 2011

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:	Protective Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
File No. 001-31901

Dear Mr. Rosenberg,

Pursuant to our conversation with SEC staff on October 4, 2011, we currently anticipate providing our response to your letter dated September 20, 2011 no later than October 28, 2011. Should you have any questions you may contact Charles Evers, Vice President of Corporate Accounting, at (205) 268-3596 or me at (205) 268-6775.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer.